UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ASGI MESIROW INSIGHT FUND, LLC
(formerly known as Wells Fargo Multi-Strategy 100 Master Fund I, LLC)
(Name of Subject Company (Issuer))

ASGI MESIROW INSIGHT FUND, LLC
(formerly known as Wells Fargo Multi-Strategy 100 Master Fund I, LLC)
 (Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

MICHAEL ROMAN
200 BERKELEY STREET, 18TH FLOOR, MAC J9201-189
BOSTON, MA 02116
(617) 210-3234
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
GEORGE J. ZORNADA
K&L GATES LLP
STATE STREET FINANCIAL CENTER
ONE LINCOLN STREET
BOSTON, MA 02111
(617) 261-3231

JANUARY 27, 2012
 (Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$37,744,257.52 (a)	Amount of Filing Fee:	$4,325.49 (b)

(a)           Calculated as the aggregate maximum value of Interests being purchased.

(b)           Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

ASGI Mesirow Insight Fund, LLC (the “Master Fund”), formerly known as Wells Fargo Multi-Strategy 100 Master Fund I, LLC, is offering to purchase Interests (as defined below) in the Master Fund (the “Offer”) in an amount up to $37,744,257.52 of the net assets of the Master Fund from members of the Master Fund (the “Members”) at their net asset value calculated as of the Valuation Date (as defined below).  As used in this Schedule TO, the term “Interest” or “Interests” refers to the outstanding units of interests in the Master Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Member’s Interest, as the context requires.  Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time on Monday, February 27, 2012 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Master Fund’s board of managers (the “Board of Managers”).  The later of the Initial Notice Due Date or the latest time and date that the Master Fund designates as the deadline and expiration date for Members to tender an Interest for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires.  The net asset value of Interests will be calculated for this purpose as of March 31, 2012, or at a later date determined by the Master Fund if the Offer is extended (in each case, the “Valuation Date”).  The Master Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer, but is not required to do so.  The Master Fund will review the net asset value calculation of the Interests during the Master Fund’s audit for the period ending March 31, 2012, which the Master Fund expects will be completed within 60 days after March 31, 2012, and that net asset value will be used to determine the final amount paid for tendered Interests.

A Member may tender his or her entire Interest or a portion of his or her Interest.  If a Member tenders his or her Interest and the Master Fund is repurchasing that Interest, the Master Fund will, upon the expiration of the Offer, identify an amount of any underlying hedge fund securities being liquidated and cash approximately equal to the payment required to redeem all Interests accepted for purchase.  The Member will receive an amount (the “Payment”) equal to 100% of the estimated unaudited net asset value of the Interest tendered (valued in accordance with the Master Fund’s Limited Liability Company Agreement dated as of May 15, 2008, and as amended December 1, 2011 (as it may be further amended, modified or otherwise supplemented from time to time, the “LLC Agreement”)) determined as of the Valuation Date.  The Member will receive payment of the purchase price approximately, but no earlier than, thirty (30) days after the Valuation date.  Proceeds will be wire-transferred directly to an account designated by the Member.  The payment will be transmitted to the Member by BNY Mellon Investment Servicing (US) Inc. (referred to herein as “BNY Mellon” or the “Administrator”) on the Member’s behalf.

A Member who tenders for repurchase only a portion of the Member’s Interests is required to maintain a capital account balance of at least $25,000.  If a Member tenders a portion of the Member’s Interests and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Master Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member’s Interests.

Partial Interests will be repurchased on a “first in-first out” basis (i.e., the portion of the Interest repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).

If the Master Fund accepts the tender of the Member’s Interest, the Master Fund will make payment for Interests it purchases in the form of cash distributions equal to the value of the Interests repurchased; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Master Fund, or partly in cash and partly in-kind.

Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time, on Monday, February 27, 2012 (or, if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Master Fund has not yet accepted a Member’s tender of an Interest on or prior to Friday, March 23, 2012 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after Friday, March 23, 2012.  A Member may request a form of withdrawal notice by contacting the Master Fund, the contact information for which can be found in Item 2 below.

If a Member would like the Master Fund to purchase its entire Interest or any portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to ASGI Mesirow Insight Fund, LLC, c/o Alternative Strategies Group, Inc. at P.O. Box 9804, Providence, RI 02940-9814, Attention: Tender Offer Administrator; or (ii) fax it to BNY Mellon at (508) 599-7836, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Time, on February 27, 2012.  The value of the Interests may change between the last time prior to the date of this filing as of which the net asset value was calculated and the Valuation Date, the date as of which the value of the Interests being purchased will be determined.  Members desiring to obtain the estimated net asset value of their Interests, which the Master Fund will calculate from time to time based upon the information the Master Fund receives from the portfolio managers of the investment funds in which it invests, may contact BNY Mellon at (800) 305-0816 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Master Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date.  Also realize that although the Offer is scheduled to expire on February 27, 2012, a Member that tenders its entire Interest will remain a Member of the Master Fund through the Valuation Date, when the net asset value of the Member’s Interest is calculated, notwithstanding the Master Fund’s acceptance of the Member’s Interest for purchase.

ITEM 2.	ISSUER INFORMATION.

(a)         The name of the issuer is “ASGI Mesirow Insight Fund, LLC.”  The Master Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited liability company.  The Master Fund is part of a master-feeder structure consisting of five different funds, including four feeder funds (the “Feeder Funds”) and the Master Fund.  The Master Fund has the same investment objective as the Feeder Funds, and all portfolio investments are made at the Master Fund level.  The investment adviser of the Master Fund is Alternative Strategies Group, Inc.  The principal executive office of the Master Fund is c/o Alternative Strategies Group, Inc., 401 South Tryon Street, MAC D1050-052, Charlotte, NC 28202 and its telephone number is (866) 440-7460.

(b)  The title of the securities that are the subject of the Offer is “outstanding units of interests,” or portions thereof, in the Master Fund.  As of the close of business on December 31, 2011, there were approximately $150,977,030.06 of Interests issued and outstanding.  On the terms and subject to the conditions set out in the Offer, the Master Fund will purchase Interests in an amount up to $37,744,257.52 of the net assets of the Master Fund that are tendered by, and not withdrawn by, Members as described above in Item 1.

(c)  There is no established trading market for the Interests, and any transfer of an Interest is strictly limited by the terms of the LLC Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           The name of the filing person (i.e., the Master Fund and the subject company) is “ASGI Mesirow Insight Fund, LLC.”  The Master Fund’s principal executive office is c/o Alternative Strategies Group, Inc., 401 South Tryon Street, MAC D1050-052, Charlotte, NC 28202 and the telephone number is (866) 440-7460. The investment adviser of the Master Fund is Alternative Strategies Group, Inc. (the “Investment Adviser”).  The principal executive office of the Investment Adviser is located at 401 South Tryon Street, MAC D1050-052, Charlotte, NC 28202.  The Board of Managers consists of Adam I. Taback, Dennis G. Schmal, James Dean, James Dunn, Stephen Golding, James Hille and Jonathan Hook.  Their address is c/o the Master Fund at 401 South Tryon Street, MAC D1050-052, Charlotte, NC 28202.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) On the terms and subject to the conditions set out in the Offer, the Master Fund will purchase Interests in an amount up to $37,744,257.52 of the net assets of the Master Fund that are tendered by Members by 12:00 midnight, Eastern Time, on Monday, February 27, 2012 (or, if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)           The value of the Interests tendered to the Master Fund for purchase will be the net asset value as of March 31, 2012, or, if the Offer is extended (see Item 4(a)(1)(v) below), as of any later Valuation Date.

A Member may tender its entire Interest or a portion of its Interest. Each Member that tenders an Interest that is accepted for purchase will be sent a letter notifying Members that the Master Fund has received and accepted their tenders for repurchase promptly after the Notice Due Date.  The Master Fund will identify an amount of any underlying hedge fund securities being liquidated and cash approximately equal to the payment required to redeem all Interests accepted for repurchase.  The Member will receive an amount (the “Payment”) equal to 100% of the estimated unaudited net asset value of the Interest tendered (valued in accordance with the LLC Agreement) determined as of the Valuation Date.  The Member will receive the Payment approximately, but no earlier than, thirty (30) days after the Valuation date.  For Members tendering only a portion of their Interests and who are existing Members at the time the Master Fund’s accountants complete the Master Fund’s next audit, any final adjustments to the value of Fund Interests will be reflected in the audited net asset value of all Fund Interests.  It is anticipated that an audit of the Master Fund’s financial statements will be completed no later than 60 days after March 31, 2012. As discussed below, under terms approved by Members regarding the Reorganization (as defined below) the Master Fund will conduct an audit at the end of its period of operation as a partnership, prior to changing its tax status, and fiscal year, in the Reorganization.  Generally, payments for a repurchase will be in the form of cash distributions equal to the value of the Interest repurchased.  However, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Master Fund, or partly in cash and partly in-kind.

A Member who tenders for repurchase only a portion of the Member's Interests is required to maintain a capital account balance of at least $25,000.  If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Master Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member’s Interests.

(iii)           The Offer is scheduled to expire at 12:00 midnight, Eastern Time, on Monday, February 27, 2012, unless the Offer is extended (see Item 4(a)(1)(v) below).  Members that desire to tender an Interest for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

(iv)           Not applicable.

(v)           At the absolute discretion of the Board of Managers, the Master Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension.  If the Master Fund elects to extend the Offer period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Master Fund and notified to the Members.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  At the absolute discretion of the Board of Managers, the Master Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase (included as Exhibit B) dated January 27, 2012, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests.  If the Master Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

(vi)           Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests pursuant to Rule 13e-4.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Time, February 27, 2012 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.  Pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Master Fund has not yet accepted a Member’s tender of an Interest on or prior to March 23, 2012 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after March 23, 2012.  To request a form of withdrawal notice, a Member may contact the Master Fund, the contact information for which can be found in Item 2 above.

(vii)           Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (included as Exhibit C) to BNY Mellon to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to BNY Mellon, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by BNY Mellon, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on Monday, February 27, 2012 (or, if the Offer is extended, by any later Notice Due Date).  The Master Fund recommends that all documents be submitted to BNY Mellon by certified mail, return receipt requested, or by facsimile transmission.

Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by BNY Mellon at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  To request a form of withdrawal notice, a Member may contact the Master Fund, the contact information for which can be found in Item 2 above.

(viii)           For purposes of the Offer, the Master Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest.

(ix)           If Interests in excess of $37,744,257.52 of the net assets of the Master Fund are duly tendered to the Master Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Master Fund will in its sole discretion:  (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4 under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Interests that the Master Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests.  The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)           The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Master Fund of Members that do not tender Interests.  Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Master Fund’s aggregate assets resulting from payment for the Interests tendered.  These risks include the potential for greater volatility due to a more limited portfolio.  The Master Fund believes, however, that this result is unlikely given the nature of the Master Fund’s investment program.  A reduction in the aggregate assets of the Master Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Master Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time.  Payment for Interests purchased pursuant to the Offer may also require the Master Fund to liquidate portfolio holdings earlier than Mesirow Advanced Strategies, Inc. (the “Subadviser”) would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

(xi)        Not applicable.

(xii)       The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Master Fund for cash pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Master Fund pursuant to the Offer.

In general, a Member from which an Interest is purchased by the Master Fund will be treated as receiving a distribution from the Master Fund.  Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member’s then adjusted tax basis in such Member’s Interest.  A Member’s basis in such Member’s Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Master Fund in connection with the purchase of such Interest.  A Member’s basis in such Member’s Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest.  Cash distributed to a Member in excess of the adjusted tax basis of such Member’s Interest is taxable as a capital gain or ordinary income, depending on the circumstances.  If the Master Fund purchases a Member’s entire Interest, the Member may recognize a loss, but only to the extent that the amount of consideration received from the Master Fund is less than the Member’s then adjusted tax basis in such Member’s Interest.

(a) (2)  Not applicable.

(b)        Any Interests to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Master Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission (“SEC”) on August 1, 2008 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Master Fund will purchase Interests from Members from time to time pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Investment Manager.  The Registration Statement also states that the Investment Manager expects that it will recommend to the Board of Managers that the Master Fund offer to repurchase Interests from Members quarterly each year.  The Master Fund commenced operations as a registered investment company on August 1, 2008.

The Master Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between:  (i) the Master Fund, the Investment Adviser, the Subadviser or members of the Board of Managers, or any person controlling the Master Fund, the Investment Adviser or the Subadviser; and (ii) any other person, with respect to the Interests.

ITEM 6.        PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)  The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

(b)  Interests that are tendered to the Master Fund in connection with the Offer will be retired.  The Master Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

(c)  As discussed in the Proxy Statement filed with the SEC on Form DEF 14A on October 13, 2011 (1940 Act File No. 811-22221) (“Proxy Statement”), a Plan of Reorganization that would result in the liquidation of the Feeder Funds and the distribution of Master Fund Shares to Members, resulting in a single fund with a multiple class structure, to be effective as of April 1, 2012 (the “Reorganization”) was proposed to and approved by Members at a special meeting of the Members held on November 17, 2011 (the “Member Meeting”). The Members also approved an Amended and Restated Limited Liability Company Agreement for the Master Fund which was proposed in part to effectuate a change in the Master Fund’s tax status effective April 1, 2012.  Specifically, the Master Fund will elect to be classified as a “regulated investment company” for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended.  The tax conversion, among other things, will require the Master Fund to pay dividends and capital gain distributions at least annually to Members.  Therefore, the Board has also adopted a Dividend Reinvestment Plan which enables a simple way for Members to reinvest dividends in the Master Fund, with no action required by Members.  Members will automatically be enrolled in the Dividend Reinvestment Plan unless they opt out.  Reference is hereby made to the Proxy Statement, which is incorporated herein by reference.  The Offer is expected to be the last opportunity Members will have to withdraw from the Master Fund prior to the effective date of the Reorganization and the Master Fund’s tax conversion.

Other than as discussed herein and as described in the Proxy Statement, none of the Master Fund, the Investment Adviser, the Subadviser, the Board of Managers or any person controlling the Master Fund, the Investment Adviser or the Subadviser has any plans or proposals that relate to or would result in: (1) aside from the Reorganization approved at the Member Meeting, an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Master Fund; (2) any purchase, sale or transfer of a material amount of assets of the Master Fund; (3) except as described herein and the change in repurchase procedures described in the Proxy Statement, any material change in the present distribution policy or indebtedness or capitalization of the Master Fund; (4) any change in the present Board of Managers or in the management of the Master Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) aside from the Reorganization, any other material change in the Master Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6), (7) and (8) (these subsections of Regulation M-A ss. 229.1006(c) are not applicable to the Master Fund because Interests are not traded in any market); (9) the acquisition by any person of additional Interests (other than the Master Fund’s intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (10) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Master Fund.

ITEM 7.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)      The Master Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed $37,744,257.52 of the net assets of the Master Fund (unless the Master Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid in the form of cash distributions equal to the value of the Interests repurchased; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Master Fund, or partly in cash and partly in-kind.

(b)     There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)      Not applicable.

(d)      None of the Master Fund, the Investment Adviser, the Subadviser or the Board of Managers or any person controlling the Master Fund, the Investment Adviser or the Subadviser has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer.  Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Master Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for its interests, subject to compliance with applicable law.  If the Master Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, The Bank of New York Mellon, to serve as collateral for any amounts so borrowed, and, if the Master Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Master Fund’s obligations from the collateral deposited in the special custody account.  The Master Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Master Fund by existing or new Members or from withdrawals of its capital from the investment funds in which it invests or from proceeds of the sale of securities and portfolio assets held by the Master Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  None of the Master Fund’s Board of Managers own any beneficial Interests in the Master Fund.

(a)      (b)  Except as set forth in Section 8 and except with respect to the Fund’s most recently completed tender offer, there have not been any transactions involving the Interests that were effected during the past 60 days by the Master Fund, any executive officer or director of the Master Fund, any person controlling the Master Fund, any executive officer or director of any corporation ultimately in control of the Master Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.    Within the past 60 days pursuant to the private offering of its Interests, the Master Fund has sold approximately $1,253,800.00 of Interests at a price equal to the net asset value on the date of each such sale.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Master Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.               FINANCIAL STATEMENTS.

(a)  (1)   Reference is made to the audited financial statements of the Master Fund for the period ended January 31, 2011, which were filed with the SEC on Form N-CSR on April 11, 2011 (File number 811-22221), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Master Fund mailed these audited annual reports to Members on or about March 31, 2011.  Reference is also made to the unaudited financial statements of the Master Fund for the period ended July 31, 2011, which were filed with the SEC on Form N-CSR on October 6, 2011 (File number 811-22221), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.  The Master Fund mailed these unaudited semi-annual reports to Members on or about

September 29, 2011.  Copies of the Master Fund’s financial information may be found on the SEC’s website at www.sec.gov or may be obtained free of charge by calling BNY Mellon at (800) 305-0816.

(b)  The Master Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.  The Master Fund does not have shares, and consequently does not have earnings per share information.

      (1)  Not applicable.

      (2)  The Master Fund does not have shares, and consequently does not have book value per share information.

(c)  The Master Fund’s assets will be reduced by the amount of the tendered Interests that are purchased by the Master Fund.  The Master Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1)	None.
	(2)	None.
	(3)	Not applicable.
	(4)	Not applicable.
	(5)	None.
(b)	None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ASGI MESIROW INSIGHT FUND, LLC

By:	/s/ Michael Roman
Name: Michael Roman
Title: Treasurer
January 27, 2012

EXHIBIT INDEX

EXHIBITS

A   Cover Letter to Offer to Purchase and Letter of Transmittal.

B   Offer to Purchase.

C   Form of Letter of Transmittal.